February 16, 2016

Robert F. Telewicz, Jr., Accounting Branch Chief,

 Office of Real Estate and Commodities

Paul Cline, Staff Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	KBS Legacy Partners Apartment REIT, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 9, 2015

Response dated January 6, 2016

File No. 000-54673

Dear Mr. Telewicz and Mr. Cline:

We are writing in response to the comment letter from Robert Telewicz, Accounting Branch Chief, Office of Real Estate and Commodities, dated February 3, 2016, regarding KBS Legacy Partners Apartment REIT, Inc.’s (the “Company”) response to Mr. Telewicz’s December 21, 2015 comment letter regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

For your convenience, we have reproduced below the comment and included the Company’s response to that comment.

Form 10-K for the year ended December 31, 2014

Item 5 – Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We have considered your response to the comment in our letter dated December 21, 2015. Please revise your disclosure in future filings to include a discussion of the specific factors relied on to choose the value within the EVPS range.

Response: The Company undertakes to provide disclosure in its future periodic filings relating to the specific factors it relied upon to determine its estimated value per share within the range in estimated value per share.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer

cc:	Christine C. Lehr, Esq.

DLA Piper LLP (US)